UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[  X  ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[     ]      TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-9788

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAUER, INC.
(Exact Name of Registrant as Specified in its Charter)

2 Science Road, Glenwood, Illinois	60425
(Address of Principal Executive Offices)	(Zip Code)

(708) 755-7000
(Registrant’s Telephone Number, Including Area Code)

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010 and 2009

Landauer, Inc. 401(k) Retirement Savings Plan

Plan Number 003, EIN 06-1218089

Index to Financial Statements

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee

Landauer, Inc. 401(k) Retirement Savings Plan

Glenwood, Illinois

We have audited the accompanying statements of net assets available for benefits of the Landauer, Inc. 401(k) Retirement Savings Plan (“Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 29, 2011

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2010 and 2009

	2010	2009
ASSETS
Investments, at fair value	$10,139,387	$8,432,731

Receivables:
Notes receivable from participants	279,729	291,880
Employer contributions	487	9,224
Participant contributions	1,133	21,264

Total Assets	10,420,736	8,755,099

LIABILITIES
Excess participant contributions to be refunded	10,099	0

NET ASSETS AVAILABLE FOR BENEFITS	$10,410,637	$8,755,099

The accompanying notes are an integral part of these financial statements.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

ADDITIONS TO NET ASSETS
Investment income:
Net appreciation in fair value of investments	$714,590
Interest and dividend income	188,312
Total investment income	902,902

Contributions:
Employer	549,864
Participant	728,126
Rollovers	197,606
Total contributions	1,475,596

Total Additions	2,378,498

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	719,160
Administrative expenses	3,800

Total Deductions	722,960

NET INCREASE	1,655,538

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	8,755,099

End of year	$10,410,637

The accompanying notes are an integral part of these financial statements.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

1. DESCRIPTION OF THE PLAN

The following description of the Landauer, Inc. 401(k) Retirement Savings Plan provides general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution salary reduction plan covering all eligible employees of Landauer, Inc. (the “Company”) who are not covered by a collective bargaining agreement and, up to April 1, 2009, who were at least 21 years of age and completed six months of service, as defined by the Plan. Effective April 1, 2009, employees who are at least 18 years of age are eligible to participate in the Plan the first day of the month following, or coinciding with, 30 days of service.

Effective January 1, 2002, the Company amended and restated the Plan by adopting the ADP non-standardized 401(k) profit sharing plan and trust. Effective April 1, 2009, the Plan was amended, changing benefits as outlined herein. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Prior to April 1, 2009, each plan participant was allowed to make pretax contributions ranging from $50 to the limits set by the Internal Revenue Service. The Company matched $3 for each $1 of the first $50 of participant salary reduction contributions for the plan year, plus $0.20 for each $1 of the next $5,000 of salary reduction contributions for the plan year.

Effective April 1, 2009, the Plan was amended to include a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs on the first day of each Plan year, and participants may decline such rate increases or elect a different rate.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

Effective April 1, 2009, each plan participant may make pretax contributions up to 80% of eligible compensation. The Company matches 50% of the first 6% of eligible compensation deferred. In addition, the Company may make annual discretionary profit sharing contributions. During 2010, the Company made a $242,760 profit sharing contribution to the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contribution, (b) account earnings, and (c) the Company’s profit sharing contribution, if any. Each participant’s account is charged with an allocation of administrative expenses paid by the Plan.

The participants have the option to invest at their discretion into any group of investments selected by the trustees. Currently there are twenty-seven investments available including: Landauer Stock Fund, one Alger fund, ten AllianceBernstein funds, one American Century Fund, two Davis funds, one Eaton Vance fund, one Federated Investors fund, three Morgan Stanley funds, three Oppenheimer funds, three Invesco funds, and one Victory fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant hired prior to April 1, 2009 is 100% vested at all times in his or her account that represents the salary reduction contributions, any rollover amount accepted by the Plan on his or her behalf, the employer match, and actual earnings thereon. A participant hired after April 1, 2009 vests in Company match and profit sharing contributions at three years of service from date of hire.

Notes Receivable from Participants

Participants may borrow from $500 to $50,000 or fifty percent of their account balance, whichever is less. Any note is secured by the balance in the participant’s account and bears interest at 1% over the prime rate at the time the note is requested. Notes are required to be repaid in five years or less. Principal and interest are paid ratably through payroll deductions.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

Payments of Benefits

On termination of service due to death, disability or retirement, a participant or designated beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or equal or substantially equal annual installments payable over the participant’s life expectancy. Hardship withdrawal is also permitted.

In-service withdrawals are allowed after a participant has reached 59½ years of age.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting under U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

In September 2010, the Financial Accounting Standards Board (FASB) amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $291,880 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Registered investment companies and common stock: The fair values of registered investment companies and common stock investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Money market accounts: Fair values of money market deposit accounts have been determined to approximate their net asset values (level 2 inputs), with no discounts for credit quality or liquidity restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Money market account	$0	$53,403	$0
Landauer, Inc. common stock	1,616,883	0	0
Registered investment companies
- Money market fund	1,130,324	0	0
- Balanced	504,199	0	0
- Blended	1,273,591	0	0
- Fixed income	837,981	0	0
- Growth	3,267,833	0	0
- International	656,845	0	0
- Lifecycle blended	229,408	0	0
- Lifecycle equities	568,920	0	0
Total investments at fair value	$10,085,984	$53,403	$0

There were no significant transfers between Level 1 and Level 2 during 2010.

	Fair Value Measurements at December 31, 2009 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Money market account	$0	$64,391	$0
Landauer, Inc. common stock	1,915,772	0	0
Registered investment companies
- Money market fund	1,112,895	0	0
- Balanced	364,334	0	0
- Blended	906,531	0	0
- Fixed income	818,174	0	0
- Growth	2,395,023	0	0
- International	453,646	0	0
- Lifecycle blended	108,677	0	0
- Lifecycle equities	293,288	0	0
Total investments at fair value	$8,368,340	$64,391	$0

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities that, in general, are exposed to various risks, such as interest rate, liquidity, credit risk, and overall market volatility risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investment securities may occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

As of December 31, 2010 and 2009, approximately 16% and 22%, respectively, of the Plan’s net assets were invested in Company common stock through the Landauer Stock Fund.

Benefit Payments

Benefit payments are recorded when paid.

3. Party-in-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan holds investments in shares of certain mutual funds managed by Morgan Stanley, the Plan’s investment advisor, and a money market fund managed by State Street Bank and Trust, the Trustee of the Plan. The value of these combined investments at December 31, 2010 and 2009 was $1,496,738 and $2,081,212, respectively. ADP Retirement Services provides recordkeeping and other administrative services. Fees paid by the Plan to the trustee and recordkeeper totaled $3,800 for the year ended December 31, 2010.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

The Plan also allows participants to invest their account balances in shares of Landauer, Inc. common stock through the Landauer Stock Fund. The number of shares of Landauer, Inc. common stock held by the Plan at December 31, 2010 and 2009 was 26,962 shares and 31,201 shares, respectively. The value of these shares at December 31, 2010 and 2009 was $1,616,883 and $1,915,772, respectively. Dividends of $61,479 were paid on these shares for the year ended December 31, 2010.

The Plan also allows participants to take notes receivable from their accounts in the Plan. These transactions also qualify as party-in-interest and totaled $279,729 and $291,880 at December 31, 2010 and 2009, respectively.

4. Investments

The following table presents investments, at fair values, which represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2010	2009
Common Stock:
Landauer, Inc. Common Stock	$1,616,883	$1,915,772

Mutual Funds:
Oppenheimer Small & Mid Cap Value Fund	568,385	459,589
Morgan Stanley Liquid Asset Fund	1,130,324	1,112,895
Invesco Van Kampen Growth & Income Fund	776,058	676,166
Invesco Equally Weighted S&P 500 Fund	622,029	*
Davis Opportunity Fund	833,088	715,125
AllianceBernstein International Growth Fund	656,845	453,646

* Investment does not represent 5% or more of the Plan’s net assets available for benefits.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

NOTES to Financial Statements

December 31, 2010 and 2009

During 2010, the Plan’s investments, including those bought, sold, and held during the year, appreciated (depreciated) in value as follows:

Mutual funds	$739,642
Common stock of the plan sponsor	(25,052)
$714,590

The Plan’s investments earned interest and dividend income of $188,312 for the year ended December 31, 2010.

5. Income Tax Status

The Plan is relying on a favorable opinion letter dated March 31, 2008 issued to ADP, Inc., the plan document sponsor. The Plan is not required to file for an individual determination letter in addition to the opinion letter received from the Internal Revenue Service. Although the Plan has been amended from the prototype document that received the favorable opinion letter, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants shall become 100% vested in their employer contributions and earnings thereon.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
		Common Stock:
*	Landauer, Inc.	Common stock	n/a	$1,616,883

		Money Market Fund:
*	State Street Bank & Trust	Short Term Investment Fund	n/a	53,403

		Mutual Funds
	Alger	Capital Appreciation Fund	n/a	345,810
	AllianceBerstein	2015 Retirement Strategy Fund	n/a	157,701
	AllianceBerstein	2020 Retirement Strategy Fund	n/a	71,707
	AllianceBerstein	2025 Retirement Strategy Fund	n/a	132,145
	AllianceBerstein	2030 Retirement Strategy Fund	n/a	249,079
	AllianceBerstein	2035 Retirement Strategy Fund	n/a	13,648
	AllianceBerstein	2040 Retirement Strategy Fund	n/a	68,497
	AllianceBerstein	2045 Retirement Strategy Fund	n/a	90,464
	AllianceBerstein	2050 Retirement Strategy Fund	n/a	12,500
	AllianceBerstein	2055 Retirement Strategy Fund	n/a	2,587
	AllianceBerstein	International Growth Fund	n/a	656,845
	American Century	Government Bond Fund	n/a	346,210
	Davis	New York Venture Fund	n/a	464,874
	Davis	Opportunity Fund	n/a	833,088
	Eaton Vance	Dividend Builder Fund	n/a	84,252
	Federated Investors	Total Return Bond Fund	n/a	491,771
	Invesco	Equally Weighted S&P 500 Fund	n/a	622,029
	Invesco	Van Kampen Comstock Fund	n/a	391,036
	Invesco	Van Kampen Growth & Income Fund	n/a	776,058
*	Morgan Stanley	Cap Opportunities Fund	n/a	299,582
*	Morgan Stanley	Global Strategist Fund	n/a	13,429
*	Morgan Stanley	Liquid Asset Fund	n/a	1,130,324
	Oppenheimer	Global Allocation Fund	n/a	490,770
	Oppenheimer	Main Street Small & Mid Cap Fund	n/a	86,605

*	Represents a party-in-interest.
**	All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

LANDAUER, INC. 401(k) RETIREMENT SAVINGS PLAN

Plan Number 003, EIN 06-1218089

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value

	Oppenheimer	Small & Mid Cap Value Fund	n/a	$568,385
	Victory	Special Value Fund	n/a	69,705

		Other:
*	Plan participants	Notes receivable from participants (interest rates from 4.25% to 9.25%)	n/a	279,729

		Total assets		$10,419,116

*	Represents a party-in-interest.
**	All investments are participant or beneficiary directed with respect to assets allocated to individual participant accounts and therefore cost presentation is not required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Landauer, Inc. 401(k) Retirement Savings Plan

Date: June 29, 2011	/s/ Jonathon M. Singer
Jonathon M. Singer
Senior Vice President, Treasurer, Secretary, and Chief Financial Officer (Principal Financial and Accounting Officer)